UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 70426

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2025___ AND ENDING ___12/31/2025___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____IOA Securities, LLC____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1855 W State Road 434 Suite 267
_____
(No. and Street)

Longwood   **FL**   **32750**
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer   **678-525-0992**
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's. P.C.
_____
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)
6/25/2009		1952	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Thomas Meyers, Jr.** _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of **December 31** , 2 **025** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Thomas T. Meyers Jr_

Title: **CEO**

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

IOA Securities, LLC

Financial Statements for the year ended
December 31, 2025
and Report of Independent Registered Public Accounting Firm

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934 as a **CONFIDENTIAL DOCUMENT.**

goldman & COMPANY, CPAS

Report of Independent Registered Public Accounting Firm

To the Member of
IOA Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IOA Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IOA Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IOA Securities, LLC's management. Our responsibility is to express an opinion on IOA Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of IOA Securities, LLC's financial statements. The supplemental information is the responsibility of IOA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2020.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 27, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

IOA Securities, LLC

Statement of Financial Position
December 31, 2025

Assets

Cash and cash equivalents	$	552,979
Prepaid expenses		9,339
Total assets	$	562,318

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	10,400
Total liabilities		10,400
Member's equity		551,918
Total liabilities and member's equity	$	562,318

The accompanying notes are an integral part of these financial statements.

IOA Securities, LLC

Statement of Income
For the year ended December 31, 2025

Revenues:		
Referral fees	$	191,728
Total revenues		191,728
Expenses:		
Compensation		48,000
Legal and professional fees		42,921
Occupancy		4,499
Technology services		2,400
Regulatory fees		129
Other operating expenses		26,745
Total expenses		124,694
Net income	$	67,034

The accompanying notes are an integral part of these financial statements.

IOA Securities, LLC

Statement of Changes In Member's Equity
For the year ended December 31, 2025

Balance, beginning of year	$	484,884
Net income		67,034
Balance, end of year	$	551,918

The accompanying notes are an integral part of these financial statements.

IOA Securities, LLC

Statement of Cash Flows
For the year ended December 31, 2025

Cash Flows from Operating Activities:		
Net income	$	67,034
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Change in assets and liabilities:		
Prepaid expenses		(966)
Right of use lease asset		3,258
Accounts payable and accrued expenses		(810)
Lease liability		(3,277)
Net cash provided by operating activities		65,239
Net increase in cash		65,239
Cash and Cash Equivalents, beginning of year		487,740
Cash and Cash Equivalents, end of year	$	552,979

The accompanying notes are an integral part of these financial statements.

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1. Organization and Nature of Business

IOA Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 6, 2020. The Company is located in the state of Florida and was organized as a Florida limited liability company on April 12, 2019. As a limited liability company, the member's liability is limited to its equity contribution. The Company engages in the referral of mutual fund and variable life insurance or annuities to unaffiliated broker-dealers, and sharing in commissions for such referrals.

2. Summary of Significant Accounting Policies

Basis of presentation
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.
The Company is engaged in a single line of business as a securities broker-dealer.

Accounts receivable
Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for credit losses. The review is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. There was no accounts receivable at December 31, 2024 or December 31, 2025.

Revenue from contracts with customers
The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The Company earns referral fees pursuant to a single contractual arrangement with a third-party retail broker-dealer. Since referral fees are dependent on the amount and nature of transactions at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not recognize referral fee revenue until the Company is notified of the completion of commission generating transaction by the entity that received the referral. The commissions are based on a percentage of trails from mutual funds, insurance products or annuities received by the unaffiliated broker-dealer.

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2. Summary Of Significant Accounting Policies (continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Income taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. in both federal jurisdiction and state jurisdictions.

IOA Securities, LLC

Notes to Financial Statements
December 31, 2025

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2. Summary Of Significant Accounting Policies (continued)

<u>Use of estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is evaluating new accounting standards and will implement as required.

<u>Cash and cash equivalents</u>
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $542,579 which was $537,579 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

4. Commitments

<u>Lease</u>
The Company had an obligation under an operating lease for office space with an initial non-cancelable term in excess of one year, that commenced September 2022 and was renewed through September 30, 2025. The lessor is a related party under common control. Effective October 1, 2025, the lease is on a month-to-month basis. Lease cost was $4,499 for the year-ended December 31, 2025 and is shown as Occupancy on the accompanying Statement of Operations.

5. Concentration

100% of the Company's revenue for the year ended December 31, 2025 was earned from one customer.

6. Related Party Transactions

The Company pays Insurance Office of America, Inc. ("IOA, Inc."), pursuant to an expense sharing agreement, for salaries and benefits, technology support, telephone and other office expenses. The amount paid to IOA, Inc. under the agreement was $60,000 for the year ended December 31, 2025.

6. Related Party Transactions (continued)

During the year ended December 31, 2025, the Company also paid $15,902 to IOA, Inc. in its capacity as the Company's insurance broker, for insurance policies.

The lease agreement described in Note 4 is with a related party.

Financial position and results of operations could differ from the amounts in the accompanying financial statements had these transactions not been with related parties.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of referrals of mutual fund and variable life insurance or annuities to unaffiliated broker-dealers, and sharing in commissions for such referrals. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions to its member. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company does not have intra-entity sales or transfers.

8. Subsequent Events

Management evaluated subsequent events through March 27, 2026, the date the financial statements were issued.

9. Going Concern

The Company lost its referral agreement during 2025, which materially reduced its revenue-generating activities. As of the date these financial statements were available to be issued, the Company was in negotiations to renew the agreement; however, no renewed agreement had been executed. Management has evaluated the Company's ability to continue as a going concern and considered its available cash resources, which are expected to fund operations for approximately two years based on current operating assumptions.

IOA Securities, LLC

Notes to Financial Statements
December 31, 2025

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9. Going Concern (continued)

Based on this evaluation, management believes the Company's current cash position and expected operating expenditures provide sufficient liquidity to meet its obligations for the foreseeable future. Accordingly, management has concluded that the substantial doubt about the Company's ability to continue as a going concern has been alleviated. If a renewed agreement is not obtained, the Company may be required to reduce operations, seek additional financing, or pursue other strategic alternatives.

IOA Securities, LLC

Schedule I
Computation Of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
December 31, 2025

Total Member's equity qualified for net capital	$	551,918
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(9,339)
Net capital	$	542,579
Aggregate indebtedness:		
Accounts payable and accrued expenses		10,400
Total aggregate indebtedness	$	10,400
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of		
total aggregate indebtedness or $5,000		5,000
Excess net capital	$	537,579
Net capital in excess of the greater of 10% of aggregate		
indebtedness or 120% of minimum net capital requirement	$	536,579
Percentage of aggregate indebtedness to net capital		1.92%

There is no material difference in the net capital reported above, and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2025.

IOA Securities, LLC

Schedules II & III
December 31, 2025

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
IOA Securities, LLC

We have reviewed management's statements for the year ended December 31, 2025, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) IOA Securities, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referrals of mutual fund and variable life insurance or annuities to unaffiliated broker-dealer and sharing in commissions for such referrals.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IOA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IOA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 27, 2026

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



IOA Securities, LLC
Exemption Report
December 31, 2025

We, as members of management of IOA Securities, LLC (the "Company") are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions") and the related guidance in Footnote 74 of SEC release No. 34-70073. Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

The Company does not claim an exemption from 17 C.F.R.§ 240.15c3-3 under paragraph (k) in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff.

During the reporting period:

1. The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
2. The Company engaged solely in the following activities:
   a. Referrals of mutual fund and variable life insurance or annuities to unaffiliated broker-dealer and sharing in commissions for such referrals.

The Company met the identified conditions for reliance on Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff throughout the year ended December 31, 2025, without exception.

I, Thomas Meyers, Jr., swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct.

Thomas P. Meyers Jr.
_____

Thomas Meyers, Jr. - CEO

3/22/26
_____

Date